UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Ikanos Communications, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Omid Tahernia

Chief Executive Officer

Ikanos Communications, Inc.

47669 Fremont Boulevard,

Fremont, California 94538

(510) 979-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jorge del Calvo Allison Leopold Tilley Gabriella A. Lombardi Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500	Andrew S. Hughes Vice President & General Counsel Ikanos Communications, Inc. 47669 Fremont Boulevard, Fremont, California 94538 (510) 979-0400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,745,369	$319.01
*	Estimated solely for purposes of calculating the amount of the filing fee using the Black-Scholes method as of February 19, 2015. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new replacement options and cancelled pursuant to this offer.
**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Stock Options For a Number of Replacement Stock Options, dated February 20, 2015 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The issuer is Ikanos Communications, Inc., a Delaware corporation. Ikanos’ principal executive offices are located at 47669 Fremont Boulevard, Fremont, California 94538 and the telephone number of our principal executive offices is (510) 979-0400. All references to “Ikanos,” “our company,” “our,” “we,” and “us” refer to Ikanos Communications, Inc. and our subsidiaries, provided that references to our common stock or the issuer of the Eligible Options or replacement options refer to Ikanos Communications, Inc. only and not to any of our subsidiaries.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by Ikanos to eligible employees and members of our board of directors to exchange some or all of their outstanding stock options to purchase shares of Ikanos common stock that were granted prior to January 1, 2014, having an exercise price equal to or greater than $4.10 per share, under the Ikanos Communications, Inc. Amended and Restated 2004 Equity Incentive Plan (the “2004 Plan”) or the Amended and Restated 1999 Stock Plan (the “1999 Plan”) (together, the “Eligible Options”) for new replacement options to be granted under the 2014 Plan. This exchange offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), and in the related Form of Terms of Election, attached hereto as Exhibit (a)(1)(C).

This exchange offer is being made to certain of our employees and members of our board of directors who, as of February 20, 2015, the date we commenced this exchange offer, provide services to us and hold Eligible Options. These employees and directors are collectively referred to as the “Eligible Individuals.” To remain eligible to tender Eligible Options for exchange and cancellation, and receive the replacement options, each Eligible Individual must remain an Eligible Individual and must not have received nor have given a notice of termination prior to the date that this exchange offer expires. Additionally, an Eligible Individual who surrenders his or her Eligible Options for exchange must also continue providing services through the date that we grant the replacement options in order to receive the replacement options.

Our Chief Executive Officer (“CEO”) holds Eligible Options that were granted outside of our 1999 Plan and 2004 Plan, pursuant to an inducement grant made at the time of his hire and modified in February 2015. Likewise, any Replacement Options issued to our CEO pursuant to this offer will be made outside of the 2014 Plan. In addition to time-based vesting grants, our CEO holds certain Eligible Options with performance-based vesting terms. The performance vesting terms of these Eligible Options will generally carry over to any corresponding replacement options received by the CEO pursuant to this offer. In addition, all Eligible Options held by and all replacement options offered to employees at our Chinese (or “PRC”) subsidiary are cash-settled stock appreciation rights, rather than options to buy common stock and have differing exercise periods.

As of February 19, 2015, there were outstanding Eligible Options to purchase an aggregate of approximately 1,720,654 shares of our common stock that were granted prior to January 1, 2014 and have per share exercise prices equal to or greater than $4.10 per share. The actual number of replacement options to be issued in the Offer to Exchange will depend on the number of Eligible Options tendered by eligible employees and directors and accepted for exchange and cancelled. The information set forth in the Offer to Exchange in Part I (“Summary Term Sheet”) and in Part III, Section 1 (“Eligibility”), Section 2 (“Eligible Options; Number of Replacement Options; Exercise Price; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 9 (“Source and Amount of Consideration; Terms of the Replacement Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Part III, Section 8 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the Offer to Exchange under Appendix A (“Information about the Directors and Executive Officers of Ikanos Communications, Inc.”) is incorporated herein by reference. Ikanos is both the filing person and the subject company.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange in Part I (“Summary Term Sheet”) and in Part III, Section 1 (“Eligibility”), Section 2 (“Eligible Options; Number of Replacement Options; Exercise Price; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of the Replacement Options”), Section 12 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Considerations Specific to Eligible Optionholders Located and/or Subject to Tax Outside the U.S.”), and Section 16 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Ikanos Communications, Inc.”), and Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The 2014 Plan and forms of stock option agreement included with the Offer to Exchange are attached hereto as Exhibit (d)(1) and Exhibits (a)(1)(G), (a)(1)(H) and (a)(1)(I), respectively. Exhibits (d)(2) through (d)(10) attached hereto also contain information regarding our securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under Part III, Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Part III, Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 12 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Ikanos Communications, Inc.”) and Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under Part III, Section 9 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Part III, Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Appendix A (“Information about the Directors and Executive Officers of Ikanos Communications, Inc.”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Ikanos Communications, Inc.”), and Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Ikanos Communications, Inc.”) and Section 18 (“Additional Information”), the information set forth in our Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 30, 2014, June 29, 2014 and September 28, 2014 is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Ikanos Communications, Inc.”) is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Ikanos Communications, Inc.”), Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Exchange under Part III, Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange for Certain Outstanding Options for a Number of Replacement Options, dated February 20, 2015.

(a)(1)(B)	Forms of Communication from the Company’s Vice President, Worldwide Human Resources to Eligible Option Holders, dated February 20, 2015.

(a)(1)(C)	Form of Terms of Election.

(a)(1)(D)	Forms of Offer Reminder.

(a)(1)(E)	Form of Confirmation of Receipt of Election.

(a)(1)(F)	Screen Shots of Stock Option Exchange Website.

Exhibit No.	Description

(a)(1)(G)	Form of Stock Option Agreement for Employees (incorporated by reference to Exhibit 10.1.2 filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2014, filed with the SEC on August 8, 2014).

(a)(1)(H)	Form of Stock Option Agreement for Outside Directors (incorporated by reference to Exhibit 10.1.4 filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2014, filed with the SEC on August 8, 2014).

(a)(1)(I)	Form of Stock Option Agreement for Chief Executive Officer.

(a)(1)(J)	Form of Presentation to Eligible Option Holders, first used on February 20, 2015.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Ikanos Communications, Inc. 2014 Stock Incentive Plan (incorporated by reference to the Company’s 2014 Proxy Statement on Schedule 14A (File No. 000-51532) filed on April 23, 2014).

(d)(2)

Ikanos Communications, Inc. Amended and Restated 1999 Stock Option Plan and related form agreements thereunder (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2006 filed with the SEC on August 16, 2006).

(d)(3)	Ikanos Communications, Inc. Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2011 filed with the SEC on August 4, 2011).

(d)(4)	Offer letter, dated as of May 30, 2012, with Omid Tahernia, effective as of September 5, 2013 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 11, 2012).

(d)(5)	Amendment to Offer letter, dated as of May 30, 2012, with Omid Tahernia, effective as of September 5, 2013 (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on September 6, 2013).

(d)(6)	Securities Purchase Agreement by and between Ikanos Communications, Inc. and Tallwood III, L.P., Tallwood III Associates, L.P., Tallwood III Partners, L.P., and Tallwood III Annex, L.P. (collectively, “Tallwood”), dated as of April 21, 2009 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2009).

(d)(7)	Warrant to Purchase Common Stock of Ikanos Communications, Inc. issued to Alcatel-Lucent Participations, S.A., dated September 29, 2014 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2014).

(d)(8)	Amended and Restated Stockholder Agreement, dated September 29, 2014, by and between the Company and the Tallwood Group (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2014).

(d)(9)	First Amendment to Warrant to Purchase Common Stock of Ikanos Communications, Inc. originally issued to Alcatel-Lucent Participations, S.A. on September 29, 2014, dated December 10, 2014 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2014).

Exhibit No.	Description

(d)(10)	Warrant to Purchase Common Stock of Ikanos Communications, Inc. issued to Alcatel-Lucent Participations, S.A., dated December 10, 2014 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2014).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ikanos Communications, Inc.

By:	/s/ Dennis Bencala

Name:	Dennis Bencala
Title:	Chief Financial Officer and Vice President of Finance

Date:	February 20, 2015

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange for Certain Outstanding Options for a Number of Replacement Options, dated February 20, 2015.

(a)(1)(B)	Forms of Communication from the Company’s Vice President, Worldwide Human Resources to Eligible Option Holders, dated February 20, 2015.

(a)(1)(C)	Form of Terms of Election.

(a)(1)(D)	Forms of Offer Reminder.

(a)(1)(E)	Form of Confirmation of Receipt of Election.

(a)(1)(F)	Screen Shots of Stock Option Exchange Website.

(a)(1)(G)	Form of Stock Option Agreement for Employees (incorporated by reference to Exhibit 10.1.2 filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2014, filed with the SEC on August 8, 2014).

(a)(1)(H)	Form of Stock Option Agreement for Outside Directors (incorporated by reference to Exhibit 10.1.4 filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2014, filed with the SEC on August 8, 2014).

(a)(1)(I)	Form of Stock Option Agreement for Chief Executive Officer.

(a)(1)(J)	Form of Presentation to Eligible Option Holders, first used on February 20, 2015.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Ikanos Communications, Inc. 2014 Stock Incentive Plan (incorporated by reference to the Company’s 2014 Proxy Statement on Schedule 14A (File No. 000-51532) filed on April 23, 2014).

(d)(2)

Ikanos Communications, Inc. Amended and Restated 1999 Stock Option Plan and related form agreements thereunder (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2006 filed with the SEC on August 16, 2006).

(d)(3)	Ikanos Communications, Inc. Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2011 filed with the SEC on August 4, 2011).

(d)(4)	Offer letter, dated as of May 30, 2012, with Omid Tahernia, effective as of September 5, 2013 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 11, 2012).

(d)(5)	Amendment to Offer letter, dated as of May 30, 2012, with Omid Tahernia, effective as of September 5, 2013 (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on September 6, 2013).

Exhibit No.	Description

(d)(6)	Securities Purchase Agreement by and between Ikanos Communications, Inc. and Tallwood III, L.P., Tallwood III Associates, L.P., Tallwood III Partners, L.P., and Tallwood III Annex, L.P. (collectively, “Tallwood”), dated as of April 21, 2009 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2009).

(d)(7)	Warrant to Purchase Common Stock of Ikanos Communications, Inc. issued to Alcatel-Lucent Participations, S.A., dated September 29, 2014 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2014).

(d)(8)	Amended and Restated Stockholder Agreement, dated September 29, 2014, by and between the Company and the Tallwood Group (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2014).

(d)(9)	First Amendment to Warrant to Purchase Common Stock of Ikanos Communications, Inc. originally issued to Alcatel-Lucent Participations, S.A. on September 29, 2014, dated December 10, 2014 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2014).

(d)(10)	Warrant to Purchase Common Stock of Ikanos Communications, Inc. issued to Alcatel-Lucent Participations, S.A., dated December 10, 2014 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2014).

(g)	Not applicable.

(h)	Not applicable.